UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

INVENTRUST PROPERTIES CORP.

(Name of Subject Company)

INVENTRUST PROPERTIES CORP.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

46124J 102

(CUSIP Number of Class of Securities)

Christy L. David

Vice President, Deputy General Counsel and Secretary

InvenTrust Properties Corp.

2809 Butterfield Road

Oak Brook, Illinois 60523

(855) 377-0510

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on March 15, 2017 (as amended from time to time, the “Schedule 14D-9”), by InvenTrust Properties Corp., a Maryland corporation (the “Company”). The original filing on Schedule 14D-9 related to a tender offer by Coastal Realty Business Trust (the “Offeror”) to purchase up to 10,000,000 shares of the Company’s outstanding common stock, $0.001 par value per share (the “Common Stock”), at a price equal to $1.42 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase that, to the Company’s knowledge, the Offeror caused to be disseminated to the Company’s stockholders on or about March 9, 2017 (the “Offer to Purchase”). To the Company’s knowledge, the Offeror has not filed with the SEC a Schedule TO containing the Offer to Purchase.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant in this Amendment.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is superseded in its entirety by the following:

As of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest: (i) between the Company or its affiliates and the Offeror and their respective executive officers, directors or affiliates; or (ii) between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the sections captioned as follows, all of which are incorporated herein by reference: “Proposal No. 1 – Election of Directors – Director Compensation,” “Executive Compensation” and “Stock Ownership – Stock Owned by Certain Beneficial Owners and Management” in the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 7, 2017 (incorporated herein by reference).

Item 4.	The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended by restating the first sentence of the second bullet of part (b) thereof to read as follows:

•	The Company’s annual distribution rate was $0.0695 per share of Common Stock as of the last quarterly distribution on April 6, 2017 payable to all stockholders of record as of March 31, 2017.

Item 4 of the Schedule 14D-9 is hereby amended by restating the first sentence of the third bullet of part (b) thereof to read as follows:

•	According to an independent secondary market auction provider, sale prices of the shares of Common Stock on such provider’s platform have ranged from $2.00 to $2.18 per share during the last three months.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended by restating the second paragraph of part (b) thereof to read as follows:

There are a number of risks, uncertainties and other important factors, many of which are beyond the Company’s control, that could cause its actual results to differ materially from the forward-looking statements contained in this Schedule 14D-9. Such risks, uncertainties and other important factors include, among others, the risks, uncertainties and factors set forth in the Company’s filings with the SEC, including in the Annual Report on Form 10-K for the year ended December 31, 2016 (incorporated by reference herein). Such risks and uncertainties include market, political and economic volatility experienced by the United States economy or real estate industry as a whole, and the regional and local political and economic conditions in the markets in which our properties are located; the Company’s ability to complete a strategic transaction, enhance stockholder value and provide liquidity to stockholders; the Company’s ability to identify, execute and complete disposition opportunities; the Company’s ability to identify, execute and complete acquisition opportunities and to integrate and successfully operate any properties acquired in the future and the risks associated with such properties; the Company’s ability to manage the risks of expanding, developing or re-developing some of its current assets; the Company’s transition to an integrated operating platform may not prove successful over the long term; loss of members of the Company’s senior management team or other key personnel; changes in governmental regulations and United States accounting standards or interpretations thereof; the Company’s ability to access capital for renovations and acquisitions on terms and at times that are acceptable to the Company; changes in the competitive environment in the leasing market and any other market in which the Company operates; forthcoming expirations of certain of our leases and the Company’s ability to re-lease such properties; the Company’s ability to collect rent from tenants or to rent space on favorable terms or at all; the impact of leasing and capital expenditures to improve the Company’s properties in order to retain and attract tenants; events beyond the Company’s control, such as war, terrorist attacks, natural disasters and severe weather incidents, and any uninsured or underinsured loss resulting therefrom; actions or failures by the Company’s joint venture partners, including development partners; the cost of compliance with and liabilities under environmental, health and safety laws; changes in real estate and zoning laws and increases in real property tax rates; the economic success and viability of the Company’s anchor retail tenants; the Company’s debt financing, including risk of default, loss and other restrictions placed on the Company; the Company’s ability to refinance maturing debt or to obtain new financing on attractive terms; future increases in interest rates; the availability of cash flow from operating activities to fund distributions; the Company’s investment in equity and debt securities and in companies that it does not control; the Company’s status as a real estate investment trust (“REIT”) for federal tax purposes; and changes in federal, state or local tax law, including legislative, administrative, regulatory or other actions affecting REITs.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is superseded in its entirety by the following:

Exhibit No.

(a)(1)	Postcard to InvenTrust Properties Corp. Stockholders, dated March 10, 2017.*

(e)(1)	Excerpts from the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 7, 2017.**

*	Previously filed.
**	Incorporated by reference as provided in Item 3 hereto.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Christy L. David
(Signature)

Christy L. David
Vice President, Deputy General Counsel and Secretary
(Name and Title)

April 7, 2017
(Date)